Exhibit 99.1

Rezolve Ai Delivers 543% H2 Growth; Raises 2026 Revenue Guidance to $360M as Platform Achieves Global Infrastructure Scale

Reports $46.8M Revenue for 2025 materially ahead of market expectations

Exits 2025 at $232M ARR1 with $19.4M December MRR1

Contracted Revenue1 Underpins 2026 Growth Trajectory

FY 2026 revenue guidance raised to $360 million; Reiterated 2026 exit ARR1 of $500 million

New York – March 30, 2026 – Rezolve Ai (NASDAQ: RZLV), a global leader in Agentic Commerce and AI-powered retail infrastructure, today announced its full-year 2025 results, delivering performance materially ahead of market expectations and moving the business into live, scaled global deployment.

•
Record Revenue: Reported GAAP revenue of $46.8 million for the year.
•
Explosive Exit Velocity: Exited 2025 with a record $19.4M December MRR, representing a $232M+ Annualized Run Rate (ARR), exceeding original guidance of $100 million.
•
Structural Profitability: Achieved a 66% GAAP gross margin, with core software margins exceeding 90%1 as the platform achieves structural scale.
•
Fully Funded for Mission Success: Over $750M in total funding secured, including January’s oversubscribed $250M raise, the Company has zero requirement for additional operational equity to execute its 2026 mission.
•
Unmatched Market Penetration: 950+ enterprise customers across sectors, including retail, hospitality, QSR, and luxury.
•
Exceptional Revenue Visibility: Total group contracted revenue base has surged to $232M, providing a high-conviction floor for our raised $360M 2026 guidance.

Financial Discipline: Fully Funded for the Agentic Era

Rezolve Ai enters 2026 with its strongest-ever capital position. Our current cash reserves provide more than sufficient runway for all day-to-day operations and organic growth. Moving forward, the Company is committed to a disciplined approach to capital:

•
Zero Operational Dilution: We do not intend to raise new equity for operational needs.
•
Accretive Acquisitions Only: Use of equity (other than under Rezolve’s LTIP) is expected to be restricted to high-value, profitable acquisitions, such as Reward, which bring immediate, self-financing revenue to Rezolve.
•
Capital-Light Scalability: As core infrastructure, our platform has and will achieve outsized sequential growth without the heavy capital expenditure required by legacy software firms.

A year that changed the shape of the business

Throughout 2025, the Company successfully executed an accelerated program of strategic acquisitions, enterprise deployments and platform integration, fundamentally enhancing its scale, capabilities and competitive positioning

1 The definition of ARR and ARR exit, MRR, contracted revenue, blended gross margin and core software margins can be found in the Use of Non-GAAP Financial Measures section of this release, and a reconciliation of ARR can be found in the back of this release within AI-driven commerce. As a result, Rezolve delivered revenue growth that exceeded both consensus estimates and its previously issued 2025 guidance.

Revenue reached $46.8 million for the year, with the more important shift coming in the second half. As deployments went live, growth accelerated rapidly with second-half revenue increasing 543% over the first half revenue of $6.3 million.

That acceleration culminated in $19.4 million of revenue in December alone, establishing an annualized run rate of more than $232 million exiting the year1 providing a high level of forward visibility into 2026.

The financial results presented herein are derived from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which is being filed with the Securities and Exchange Commission today.

Daniel M. Wagner, CEO

“The shift from search-based to agentic commerce represents an overhaul of how global retail transacts. 2025 was the year Rezolve became the essential logic of global commerce. We have moved beyond the 'experimentation' phase of AI into live, production-grade infrastructure. We are the natural consolidator in this category, with both the technological and capital advantage to extend that lead. By exiting the year at a $232 million run rate1, we have validated our 'Hockey Stick' trajectory. We are no longer building for the future of Agentic Commerce; we are the engine currently powering it.”

The Company’s 2025 Annual Report, Architecting Agentic Commerce, sets out in detail how Rezolve has transitioned into a core infrastructure layer for global commerce and is available here.

Architecting the Transaction Engine for the Agentic Era

Rezolve Ai's platform is structured around three interlocking components — intelligence, discovery and execution — that together form a differentiated, end-to-end agentic commerce architecture, unifying layers at enterprise scale today:

•
brainpowa is Rezolve Ai's proprietary retail LLM, purpose-built for near-zero hallucination risk and SKU-level precision in live production environments, serving as the intelligence layer that interprets consumer intent, powers natural-language product discovery and delivers deterministic outputs that enterprise retailers can trust at global scale.

•
Brain Commerce is the discovery and merchandising engine that converts natural language into margin-aware, real-time product recommendations across enterprise retail catalogues, integrating search, personalization and visual merchandising into a unified surface embedded directly inside retailers' existing systems and workflows.

•
Brain Checkout is the execution layer that ensures every AI-initiated transaction completes securely within merchant-approved parameters from intent to settled payment, closing the loop between agentic discovery and revenue without friction, error or leakage.

In 2025, Rezolve transitioned from a technology pioneer to the essential operating system for global commerce. While general AI is limited to language generation, Rezolve’s infrastructure is engineered for precision and execution.

During the year, the platform demonstrated unprecedented scale and utility:

•
112.7 billion API calls processed across more than 950 enterprise clients.
•
59.8 million consumer devices reached via the Rezolve SDK.

•
306.7 million physical-to-digital geofence triggers detected.

The underlying economics are now becoming clear. Blended gross margins reached 66%, with core software margins above 90%. As deployments scale, operating leverage is beginning to emerge, supported by a growing base of contracted revenues.

This platform velocity demonstrates Rezolve’s unique position as the leading infrastructure layer capable of turning conversational intent into revenue on a global scale. By bypassing legacy "toll bridges" through RezolvePay, the Company is returning economic autonomy to the merchant and redefining the core logic of digital retail.

Extending into payments and loyalty

Following the year end, the acquisition of Reward further strengthens this position.

The transaction adds significant high-margin revenue, while extending Rezolve’s reach across global banks, retailers and payment networks and accelerating adoption of its transaction ecosystem.

2026 outlook

Rezolve Ai enters 2026 with unprecedented momentum and a clear, high-conviction path to category leadership. The Company has raised its full-year 2026 revenue guidance to $360 million, a figure underpinned by more than $232 million in already contracted revenue as we exited 2025 and major enterprise deployments now in live production.

While this target represents an extraordinary 7.5x year-over-year revenue growth from our 2025 base, the Company views this as a conservative baseline. This confidence is driven by:

•
Accelerated Deployment Cycles: Our ability to reduce enterprise AI adoption from 18 months to 4-6 weeks via native cloud integrations.
•
Superior Unit Economics: A structural model delivering over 90% core software margins.
•
A Fortified Balance Sheet: With over $750 million in total funding secured, Rezolve Ai is fully funded to execute its 2026 mission and capture the structural shift toward a projected $144 billion AI-driven eCommerce market2.

Rezolve Ai is aggressively architecting toward a targeted ARR exit rate of more than $500 million for 2026, cementing its position as the essential execution infrastructure for the global agentic era.

Earnings Conference Call

Rezolve Ai will host a live conference call to discuss its Full Year 2025 Financial Results on Monday, March 30, 2026, at 8:30 a.m. ET. The live webcast will be available on Rezolve Ai's Investor Relations website at https://investor.rezolve.com. Participants can also access the call by registering through the webcast link (here) or participant call link (here). Following the live call, a replay of the webcast will be available on the Company's Investor Relations website.

ENDS

2 Source: EMARKETER Forecast, December 2025. Market size projections relate to US ecommerce sales driven through AI platforms

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is building the execution infrastructure powering global AI business. Through its Brain Suite platform, Rezolve enables retailers, brands and financial institutions to engage consumers in real time and execute transactions directly through AI-powered systems.

For more information, visit www.rezolve.com.

Investor Contact

investors@rezolve.com

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai PLC ("Rezolve") may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", "design" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve's guidance and expectations with respect to anticipated annual revenue, ARR and ARR Exit Rate for 2026 and MRR. ARR, ARR Exit Rates and MRR are projections and Rezolve's customers may not renew their outstanding contracts or maintain their usage rates, which would cause Rezolve's recognized revenue in future periods to decrease. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of Rezolve's Annual Report on Form 20-F and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Use of Non-GAAP Financial Measures

The Company uses certain non-GAAP financial measures, which include Annual Recurring Revenue (ARR) [or “ARR exit rate”] MRR, contracted revenue, blended gross margins and software margins, as we believe these measures can provide meaningful information regarding our operating performance. These non-GAAP measures should be evaluated in addition to and not as a substitute for our financial results presented in accordance with U.S. GAAP.

Annual Recurring Revenue (“ARR”) is a non-GAAP operating metric that represents the annualized value of recurring subscription and contract revenue under customer agreements in effect at the measurement date. A contract is included in ARR or contracted revenue for an applicable period if it is active at the end of that applicable period and is excluded if it is not active at the end of that applicable period. This measure includes revenue from subscription contracts as well as recurring professional services agreements. While ARR represents the annualized revenue the Company would expect to receive from customers assuming no increases or reductions in contractual arrangements, the measure can be affected by contract start and end dates and should be viewed independently of the Company’s GAAP revenue as ARR is an operating metric and is not intended to be combined with or to replace revenue. ARR is not a forecast of future revenue and does not consider other sources of revenue that are not recurring in nature. ARR does not have a standardized meaning and is not necessarily comparable to similarly titled measures presented by other companies. ARR is forward-looking and differs from GAAP revenue, which is recognized over time in accordance with ASC 606 based on delivery of services. As a result, ARR is not directly reconcilable to GAAP revenue because it includes the value of contracted future revenues that have not yet been recognized and excludes non-recurring and usage-based revenue recognized under GAAP.

EBITDA is defined as net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles. EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. Adjusted EBITDA is defined as EBITDA adjusted for unrealized foreign exchange gains (losses); share-based compensation related to employees, consultants and related parties; loss (gain) resulting from the remeasurement of derivative assets and derivative liabilities at fair value at the end of each reporting period; loss (gain) resulting from the extinguishment of debt obligations; loss (gain) resulting from the remeasurement of financial assets carried at fair value; ordinary shares issued in lieu of cash payment for services; ordinary shares issued to Radio Group to settle termination of any acquisition in Germany; legal costs incurred in connection with the Company’s SPAC transaction; costs related to the demerger of Rezolve Limited; legal and professional costs associated with acquisitions; and, costs incurred within business development expenses to close former businesses. Although it is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations which we compensate by providing a reconciliation to the most directly comparable GAAP measure, net income (loss). Adjusted EBITDA is used by management to understand and track underlying earnings performance by excluding one-time and non-recurring costs.

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$111,112,251	$9,729,546
Accounts receivable and unbilled receivable, net	39,176,319	703,706
Prepaid expenses and other current assets	20,040,251	1,002,117
Other receivables	4,621,928	—
Derivative asset	—	2,587,581
Total current assets	174,950,749	14,022,950
Non-current assets
Property and equipment, net	510,745	22,319
Intangible assets, net	239,200,952	6,750,178
Crypto intangible assets, net	102,801	—
Other digital assets, net	16,373,705	—
Goodwill	168,396,367	—
Right of use assets	2,985,757	—
Equity method investments	5,517,613	—
Other non-current assets	3,695,701	373,445
Total non-current assets	436,783,641	7,145,942
Total assets	$611,734,390	$21,168,892
Liabilities and Shareholders’ Equity/(Deficit)
Current liabilities
Accounts payable	$35,714,363	$8,061,598
Due to related party	32,918	1,639,418
Accrued expenses and other payables	20,443,717	9,513,932
Short term debt	102,142,933	—
Short term debt to related party	11,973	5,102,211
Short term convertible debt	1,800,000	10,288,123
Short term convertible debt to related party	—	95,309
Convertible promissory notes	426,537	6,428,825
Ordinary Shares Payable	10,660,000	1,206,609
Share-based payment liability	1,400,000	1,400,000
Advisors loans	—	12,812,366
Derivative liabilities	2,881,469	2,579,875
Income taxes payable	622,496	—
Deferred revenue	46,500,843	1,172,056
Warrant liability	718,625	—
Lease liabilities, current portion	1,977,211	—
Contingent consideration, current portion	27,772,675	—
Other current liabilities	8,967,140	2,138,314
Total current liabilities	$262,072,900	$62,438,636
Non-current liabilities
Long term debt	50,092,029	—
Lease liabilities, non-current portion	827,038	—
Deferred tax liabilities	28,249,835	—
Contingent consideration, non-current portion	23,277,895	—
Other non-current liabilities	399,161	—
Total non current liabilities	$102,845,958	$—
Total liabilities	$364,918,858	$62,438,636
Commitments (refer to note 18)
Shareholders’ Equity/(Deficit)
Ordinary shares, £0.0001 nominal value 336,327,587 shares issued and outstanding as of December 31, 2025; 208,260,754 shares issued and outstanding as of December 31, 2024; 423,495,449 and 256,365,817 shares authorized as of December 31, 2025 and 2024 (refer to note 2.22)	43,817	26,919
Additional paid-in capital	605,583,785	216,879,496
Share subscription receivable	(1,143)	(80)
Accumulated deficit	(359,619,973)	(258,209,745)
Accumulated other comprehensive loss	809,046	33,666
Total Shareholders’ Equity/(Deficit)	$246,815,532	$(41,269,744)
Total liabilities and shareholders’ equity/(deficit)	$611,734,390	$21,168,892

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Operations

	Year ended December 31, 2025	Year ended December 31, 2024
Revenue	$46,800,099	$2,013,567
Operating expenses/(income)
Cost of revenue	15,922,202	192,829
Sales and marketing expenses (including related party transactions of $1,833,486 and $1,011,119, see note 14)	12,062,375	6,684,870
General and administrative expenses (including related party transactions of $8,120,684 and $68,413,399, see note 14)	90,366,226	132,022,084
Depreciation and amortization expenses	6,965,148	226,305
Research and development expenses	11,198,074	1,152,807
Other operating (income)/expense, net	(2,857,071)	255,412
Total operating expenses/(income)	$133,656,954	$140,534,307
Operating loss	$(86,856,855)	$(138,520,740)
Other (expense)/income
Interest expense	(3,507,201)	(10,645,464)
(Loss)/gain on derivatives	(2,889,175)	19,001,681
Loss on extinguishment	(29,950,161)	(44,332,819)
Gain on revaluation of financial asset	5,645,839	—
Gain on bargain purchase	61,298,445	—
Impairment loss	(63,345,577)	—
Other non-operating income, net	465,518	1,289,944
Total other expenses, net	$(32,282,312)	$(34,686,658)
Loss before provision for income taxes	(119,139,167)	(173,207,398)
Provision for income taxes	17,728,939	(243,735)
Net loss and comprehensive loss	$(101,410,228)	$(173,451,133)
Net loss per share, basic and diluted	$(0.38)	$(1.06)
Weighted average shares, basic and diluted	267,981,256	163,674,883

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Cash Flows

	Year ended December 31, 2025	Year ended December 31, 2024
Cash flows from operating activities:
Net loss	$(101,410,228)	$(173,451,133)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	6,965,163	226,305
Impairment of loans receivable	—	255,412
Share-based compensation - employees shares restrictions lifted	—	18,836,099
Share based compensation for employees	3,804,637	4,314,649
Share based compensation issued to related parties	5,325,000	63,001,392
Share based compensation for consultancy services	—	217,365
Ordinary shares issued in lieu of cash payment for services	484,120	279,006
Advisor loan issued for services - Northlands Securities	—	5,141,250
Advisor loan issued for services - J.V.B. Financial Group	—	7,500,000
Advisor loan issued for services- Cantor Fitzgerald	—	16,000,000
Interest expense, net	2,912,116	10,557,714
Loss/(gain) on derivatives	2,889,175	(19,001,681)
Loss on extinguishment	29,950,161	44,332,819
Unrealized foreign exchange (gain)/loss	516,776	(1,329,775)
Gain on revaluation of financial asset	(5,710,714)	—
Movement in deferred tax liabilities	(18,591,588)	—
Impairment loss	63,345,577	—
Gain on bargain purchase	(61,298,445)	—
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	876,000	—
Non-cash component of lease expense	1,343,438	—
Non-cash component of transaction related expenses	700,000	—
Non-cash component of warrant expense	2,199,625	—
Loss on share issuance	690,093	—
Other non-cash expenses	—	225,301
Changes in operating assets and liabilities:
Increase in accounts receivable	(18,528,451)	(632,120)
Increase in prepaid expense and other current assets with related parties		—
Decrease/(Increase) in prepaid expense and other current assets	(4,052,038)	(1,016,289)
Increase in accounts payable, accrued expenses and other payables	15,007,034	1,108,241
(Decrease)/Increase in payables due to related parties	(1,052,585)	473,567
Increase in deferred revenue	4,437,533	579,208
Increase in other current liabilities	5,314,779	—
Increase in non-current liabilities	2,307,354	—
Decrease in lease liabilities	(1,571,787)	—
Net cash used in operating activities	$(63,147,255)	$(22,382,670)
Cash flows from investing activities:
Purchase of property and equipment	(90,217)	(8,258)
Additions to intangible assets	(4,088,403)	(3,523,852)
Additions to other digital assets	(19,767,087)	—
Acquisition of Prediqt	(100,000)	—
Acquisition of Subsquid	(3,560,000)	—
Investment in Art Equities	(5,464,513)	—
Cash acquired in business combinations	8,361,981	—
Net cash used in investing activities	$(24,708,239)	$(3,532,110)

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Cash Flows (continued)

	Year ended December 31, 2025	Year ended December 31, 2024
Cash flows from financing activities:
Proceeds from merger with Armada	$—	$3,361
Proceeds from rights issuance	—	1,405,592
Proceeds from short-term debt from related party	—	6,623,541
Repayment of short-term debt obligation from related parties	(4,744,287)	(1,153,750)
Proceeds from convertible promissory loans	—	11,859,249
Repayment of promissory notes	—	(1,471,852)
Proceeds from promissory notes	67,705	399,982
Repayments of rights issue	—	(100,000)
Proceeds from issuance of ordinary shares	251,413,207	18,302,540
Payment of issuance costs related to issuance of ordinary shares	(15,873,000)	(994,450)
Proceeds from exercise of warrants	15,000,000	575,000
Proceeds from long-term debt obligation	27,000,000	—
Repayment of long-term debt obligation	(33,500,000)	—
Repayment of debt related to Crownpeak acquisition	(50,548,925)	—
Net cash flow generated from financing activities	$188,814,700	$35,449,213
Effect of exchange rate changes on cash	423,499	38,527
Net change in cash	$101,382,705	$9,572,960
Cash and cash equivalents, beginning of year	$9,729,546	$156,586
Cash and cash equivalents, end of year	$111,112,251	$9,729,546
Supplemental disclosures
Share-based payment for development of intangible asset	$—	$1,275,000
Cash paid for interest	$3,000,000	$114,966
Cash paid for taxes	$111,788	$—
Debt acquired in Crownpeak acquisition	$151,921,625	$—
Number of shares issued as consideration for acquisitions	19,264,956	—

REZOLVE AI PLC AND SUBSIDIARIES

Reconciliation of Adjusted EBITDA

	Year ended December 31,
	2025	2024
Net income (loss)	$(101,410,228)	$(173,451,133)
Add (subtract)
Interest expense	3,507,201	10,645,464
Provision for income tax expense	(17,728,939)	243,735
Depreciation and amortization	6,965,148	226,305
EBITDA (non-GAAP)	$(108,666,818)	$(162,335,629)
Add (subtract)
Unrealized foreign exchange (gain) loss	(516,654)	1,289,938
Business development expenses	195,008	4,750,430
Share based compensation issued to related parties	5,325,000	63,001,392
Share based compensation for consultancy services	—	217,365
Share-based compensation for employees	3,804,637	4,314,649
Loss / (gain) on derivatives	2,889,175	(19,001,681)
Loss on extinguishment	29,950,161	44,332,819
Share-based compensation - employees shares restrictions lifted	—	18,836,099
Gain on revaluation of financial asset	(5,645,839)	—
Gain on bargain purchase	(61,298,445)	—
Impairment loss	63,345,577	—
Ordinary shares issued in lieu of cash payment for services	222,486	—
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	876,000	—
Legal costs incurred in connection with the Company's SPAC transaction	1,398,866	—
Costs related to the demerger of Rezolve Limited	517,798	—
Legal and professional cost associated with acquisitions	8,623,127	—
Adjusted EBITDA (non-GAAP)	$(58,979,921)	$(44,594,618)

REZOLVE AI PLC AND SUBSIDIARIES

Reconciliation of Annual Recurring Revenue (ARR)

Rezolve Al
2025 ARR
in millions of USD	ARR
December 2025 MRR	19.4

2025 Exit Rate	232.8